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www.kirkland.com

August 20, 2024

Ms. Madeleine Joy Mateo	Confidential
Ms. Tonya Aldave
Division of Corporation Finance
Office of Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Jiayin Group Inc.

Amendment No.1 to Registration Statement on Form F-3

Filed on July 24, 2024

File No. 333-279990

Dear Ms. Mateo and Ms. Aldave:

On behalf of our client, Jaiyin Group Inc., a company organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 7, 2024 on the Company’s Amendment No.1 to Registration Statement on Form F-3 filed on July 24, 2024 (File No. 333-279990). Concurrently with the submission of this letter, the Company is filing an Amendment No.2 to Form F-3 to the Commission for review.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amendment No.2 to Form F-3 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No.2 to Form F-3.

Amendment No.2 to Registration Statement on Form F-3

Cover Page

1.

We note your response to prior comment 2 and your disclosure that you are not currently required to obtain permission or approval from any of the PRC authorities including the CSRC. As it relates to the applicability of the Trial Measures, please disclose how you reached this conclusion, including whether you are relying on the opinion of counsel. If you relied on advice of counsel, you should identify counsel and file the consent of counsel as an exhibit. If you did not consult counsel, you should explain why.

U.S. Securities and Exchange Commission August 20, 2024 Page 2	CONFIDENTIAL

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Amendment No.2 to Form F-3. A consent letter from the Company’s PRC legal counsel, King & Wood Mallesons is also filed as exhibit 23.4 to the Amendment No. 2 to Form F-3.

2.

We note that you have included a section entitled “Risks Relating to Doing Business in China” starting on page 8. On the cover page, however, you continue to refer to risks from “Item 3. Key Information” incorporated by reference from your annual report on Form 20-F for the fiscal year ended December 31, 2023. Please revise the cross-references to refer to the registration statement’s risk factor section related to doing business in China or advise.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Amendment No.2 to Form F-3.

Risk Factors, page 8

3.

We note your response to prior comment 1 and the newly added risk factors section added on pages 6 through 24 of the registration statement. We also note that some risk factor disclosure responsive to the December 2021 Dear Issuer Letter to China-Based Companies is included in the registration statement and other disclosure appears to be incorporated by reference from your most recent annual report. Given apparent inconsistencies in the language of the risk factors related to Chinese government control on pages 47-48, 50, 54, 56, 63 and 66 of your most recent annual report on Form 20-F and the risk factor disclosure added to this registration statement, please consider including all risk factors relating to doing business in China in the registration statement. In addition, we note that the risk factors on pages 8, 14-15, and 18-19 of the registration statement have been revised from the prior disclosure and do not address specific concerns raised in the Dear Issuer Letter. As non-exclusive examples, we refer to the following:

•

the last risk factor on page 8 states that the Chinese government may intervene or influence the VIE Group’s operations “to further regulatory, political and societal goals,” as opposed to stating that the PRC government may intervene or influence the VIE Group’s operations “at any time”;

•	disclosure relating to the Chinese government exercising “certain control” over China’s economic growth on page 14, as opposed to referring to the Chinese government’s “significant control”; and

•	the reference to “certain measures,” as opposed to the government exercising “controls and restrictions” in the first risk factor on page 18.

In response to the Staff’s comment, the Company has revised the disclosure in the section headed “Risk Factors” from page 6 to page 74 of the Amendment No.2 to Form F-3.

U.S. Securities and Exchange Commission August 20, 2024 Page 3	CONFIDENTIAL

*    *    *

U.S. Securities and Exchange Commission August 20, 2024 Page 4	CONFIDENTIAL

If you have any questions regarding the Amendment No.2 to Form F-3, please contact Steve Lin by phone at +86 186 1049 5593 or via e-mail at steve.lin@kirkland.com; Justin Zhou You by phone at +86 186 1420 0658 or via e-mail at justin.zhou@kirkland.com; or Bill Feng by phone at +852 5145 1663 or via e-mail at bill.feng@kirkland.com.

Sincerely,

/s/ Steve Lin
Steve Lin

Enclosures

cc:	Dinggui Yan, Chief Executive Director, Jiayin Group Inc.